

February 9, 2015

Via E-mail
Roger J. Pomerantz, M.D.
President and Chief Executive Officer
Seres Health, Inc.
161 First Street
Cambridge, Massachusetts 02472

> **Re: Seres Health, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 27, 2015**
> **CIK No. 0001609809**

Dear Dr. Pomerantz:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Use of Proceeds, page 54

1. We note your revised disclosure in response to our prior comment 8. Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for each specific purposes identified for the use of proceeds. We understand that the development of product candidates is subject to uncertainty, but that does not relieve you of your obligation to provide investors with your best estimate, based on reasonable assumptions, of the manner in which you will allocate investors' funds. Please revise your disclosure to indicate how you will allocate the proceeds from the offering to develop each of your most-advanced product candidates after SER-109.

2. We note your revised disclosure in response to our prior comment 9. Although your disclosure indicates that additional funding beyond the offering proceeds will be

necessary to complete development of SER-262, SER-155, and SER-301, it does not indicate how far in the clinical development process you expect the proceeds from the offering will enable you to reach with respect to each of these product candidates. Please revise your disclosure accordingly to provide this information.

Intellectual Property, page 104

3. We note your response to our prior comment 17. Please expand your disclosure to indicate whether the patent application families described on pages 105 and 106 of the prospectus are expected to provide patent protection for SER-301. If any patent application families are expected to provide patent protection for SER-301, please identify the patent application.

You may contact Christine Torney at (202) 551-3652 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Peter N. Handrinos
        Latham & Watkins LLP